Magnegas Corporation
35246 US Highway 19 North, #311
Palm Harbor, Florida 34684

May 11, 2007

Ethan Horowitz
U.S. Securities & Exchange Commission
Office of Small Business
100 F Street, NE
Washington, DC 20549

Re:	Magnegas Corporation
File#	000-51883

Dear Mr. Horowitz:

We filed an Amendment to the 8k for Change in Auditor on May 8. In addition, we acknowledge that:

•          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•          The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Magnegas Corporation

By: /s/ Magnegas Corporation